

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 11, 2023

Garrett Schreiber
Chief Financial Officer
FAST Acquisition Corp. II
109 Old Branchville Road
Ridgefield, Connecticut 06877

> **Re: FAST Acquisition Corp. II**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed March 29, 2023**
> **File No. 1-40214**

Dear Garrett Schreiber:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services